FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 28th February, 2005

___________________________________ Chairman — Chief Executive Officer

NATIONAL BANK OF GREECE

Announcement

In the context of providing correct and timely information to investors and in accordance with the Athens Exchange Regulation, the National Bank of Greece (NBG) announces that for 2005, it intends to hold its Annual General Meeting (AGM) on Tuesday, 17th May. Furthermore, Wednesday, 18th May, 2005 will be proposed at the meeting as the cut-off date for the 2004 dividend. The payment of the dividend will be effected within two months from the date of the relevant decision of the AGM.

Athens, 28 February 2005